

Mail Stop 4628

December 2, 2016

Richard McGee
Executive Vice President, General Counsel and Secretary
Plains All American Pipeline, L.P.
333 Clay Street, Suite 1600
Houston, Texas 77002

Re: **Plains All American Pipeline, L.P.**
Registration Statement on Form S-3
Filed November 23, 2016
File No. 333-214778

Dear Mr. McGee:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 with any questions.

Sincerely,

/s/ Kevin M. Dougherty *for*

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: David P. Oelman
        Alan Beck
        Vinson & Elkins L.L.P.